Consent of Independent Registered Public Accounting Firm

Exhibit 23.5

The Board of Directors
Martin Midstream GP, LLC:

We consent to the use of our report dated January 12, 2004, with respect to the Statement of Revenues and Direct Operating Expenses of the Acquired Assets, as defined in the asset purchase agreement between Tesoro Marine Services, L.L.C., Martin Midstream Partners L.P., and Martin Operating Partnership L.P. (the Agreement) dated October 27, 2003 for the year ended December 31, 2002, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report includes an explanatory paragraph describing that the Financial Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of Revenues and Direct Operating Expenses of the Acquired Assets as defined in the Agreement.

/s/ KPMG LLP

Shreveport, Louisiana
June 30, 2004